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                                                                   EXHIBIT 86



                     [UNION PACIFIC RESOURCES LETTERHEAD]



                                October 6, 1997


Mr. James L. Pate
Chairman, President & Chief Executive Officer
Pennzoil Company
700 Milam
P.O. Box 2967
Houston, Texas 77252-2967

Dear Jim:

        I am writing to inform you that Union Pacific Resources Group Inc.
(UPR) has revised its offer to purchase shares of common stock of Pennzoil Company and is now offering to purchase all outstanding shares of Pennzoil common stock for $84 per share in cash. Pennzoil shareholders will be entitled to receive $84 per share in cash, either in the tender offer or in a subsequent merger between Pennzoil and a subsidiary of UPR. Our offer is not subject to a financing condition.

        Our all cash offer presents a clear alternative for Pennzoil shareholders:

        a)  receive $84 per share in cash today, or

        b) hold Pennzoil stock indefinitely in the hope that, sometime in the future, Pennzoil's undisclosed strategic plan might provide more than $84 per share in present value.

        We believe our $84 per share cash offer fully and fairly values all of Pennzoil's businesses. Clearly, industry analysts and your own shareholders overwhelmingly agree.

        You have claimed, as an excuse for denying your shareholders the opportunity to accept our offer, that we have underestimated the long-term potential of Pennzoil's international (i.e., non-North American) exploration and production assets. Based on our own assessment, we disagree. However, if Pennzoil will begin negotiations, UPR is prepared to consider a transaction structure which would provide Pennzoil shareholders the opportunity to benefit directly from a future increase in value, if it occurs, of Pennzoil's international E&P assets, above the $600 million in value that UPR has ascribed to those assets. This international valuation assumes that the Karabakh prospect can be commercially developed.
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Mr. James L. Pate
October 6, 1997
Page 2

        Although we cannot make this additional value feature a part of our tender offer at this time, because we need Pennzoil's cooperation to implement this approach, there are several ways this could be accomplished. For example, one way might be to form an entity to hold the international E&P assets and to distribute to every Pennzoil shareholder, in addition to $84 per share in cash, a combination of target or common stock and related warrants in that entity. This type of structure would allow Pennzoil shareholders to benefit directly from a future increase in value, if it occurs, of the international assets, which Pennzoil management has been promising.

        Since our initial offer in June, you have had ample time to explain to your shareholders how Pennzoil, on its own, can deliver more than $84 per share in present value. In our opinion, you have failed to do so. There can be no excuses for continuing to deny Pennzoil shareholders their right to choose between our $84 cash offer and your plan. The only obstacle to giving Pennzoil shareholders the opportunity to choose between these alternatives is the refusal by Pennzoil's Board of Directors to redeem Pennzoil's poison pill and to remove its other takeover defenses. We are willing to accept the judgment of your shareholders as to which of the two alternatives they prefer. Are you? If not, we can only conclude that Pennzoil fears the decision its own shareholders will make.

        Our preference is, and always has been, to negotiate a transaction with Pennzoil. We invite you and your Board to begin constructive negotiations with us regarding a merger of the two companies.

                                                Sincerely,

                                                /s/ JACK L. MESSMAN
                                                Jack L. Messman

cc: Pennzoil Company Board of Directors